SPITFIRE

CHEESE & SUNDRY

FOUNDERS



Diana Cole

Diana started her hospitality journey in DC in 2012, where she fell in love with hospitality, managing bars and restaurants, and learning all aspects of the field. Her MPA in Urban Development and Sustainability inspired her to incorporate ethical producers and practices into the industry.



Brandon Duff

Brandon has co-owned and operated a successful bar called As Is for the past 8 years. Entering the hospitality industry obsessed with coffee, he managed cafes and moved into bartending, bar managing, learning systems, and the food and beverage industry inside and out.

SPITFIRE CHEESE AND SUNDRY NEW YORK

We saw a real need for a specialty cheese store and coffee shop in midtown. Talking it over with neighbors and friends, we realized we were in a desert regarding good cheese and coffee.



LINCOLN SQUARE
COLUMBUS CIRCLE
West 55th Street
West 53rd Street
CLINTON
HELL'S KITCHEN
10th Avenue
THEATER DISTRICT
HUSDON YARDS
GARMENT DISTRICT
High Line

The lack of good cheese, coffee, and refined products in midtown is apparent, and there is a clear demand for this type of business.





We and many people we know are traveling multiple neighborhoods away to get good cheese and coffee.





CHEESE AND SUNDRY
SPITFIRE
SANDWICHES
PROVISIONS
CHARCUTERIE
927
CHEESE

The corner at 55th St and 8th Ave is a prime location for a cheese shop serving the community.

NEED FOR CHEESE

- Large offices and residential buildings nearby are waiting to be served a better product
- A median age of 40.5 and income of $164,012 is an ideal demographic for expendable income on specialty products
- Residents currently travel to places like Murray's (West Village) or Bedford Cheese Shop (East Village)
- Catering options are lacking in availability and quality in the area
- There are few to no specialty neighborhood shops that focus on hospitality in the midtown are




SPITFIRE SOLUTION

Location and Foot Traffic

- Southwest corner of 55th St and 8th Ave
- Subway lines ACE, BD, 1, and NQRW lines all stop along 8th Avenue
- 5,000-10,000 people an hour walk past our storefront based on our counting different hours of the day, estimated 15,000 peak
- Ground floor of Westerly Apartments, a 300-unit residential building surrounded by similar buildings
- Large office buildings such as Hearst Building, Deutsche Bank, Penguin Publishing, and Theater District, which drives foot traffic and orders
- We are in the heart of New York



What Makes Us Successful

- Passion for exceptional hospitality and emphasis on sustainable systems and creating relationships
- Coffee/Pastry/Sandwiches drive business in the morning
- Cheese and Retail see more sales in the afternoon and evening
- Online ordering and delivery, extensive e-commerce operations
- Catering and other revenue streams outside of the brick-and-mortar
- Farm-to-restaurant relationships connecting the best restaurants with the best dairy products
- Specialty food retail in NYS was a $207 billion industry and growing as of 2022 with 22% of the grocery market share



Cafe and cashier (left)
Cheese counter (right)

BRANDING, LOGO, SIGNAGE, RETAIL LIST ALL BUILT AND READY FOR IMPLEMENTATION



Retail Section

90% DONE WITH BUILDING AND CONSTRUCTION OF SPACE

FUNDING NEEDS TO REACH OPEN


Total Funding - $850,000
Raised - 41%
$349,144.61
Brand and Program Identity
Initial Construction & Equipment
Needed - 59%
$500,855.39
(via Loan or Equity Investment)
Final Construction & Equipment
($420,855.39)
Start Up Labor
($20,000)
Initial Inventory
($60,000)

YEAR 1 DETAIL OF GROWTH

- Like all businesses, we expect lower sales during our first year as we focus on building and establishing the business and brand awareness

- 1st Year revenue $2.5 million with costs at $2,080,000 and a profit margin of 16.8%

- Revenue starting at $150K our first month growing into our top month in December at $280K

- Monthly trends based on experience working in hospitality in the neighborhood

- Costs steady and only waiver slightly in labor and COGS



Costs and Projected Revenue - Year 1

■ Costs ■ Projected Revenue

Expanded Financials Page 10

GROWTH OVER TIME

Annual Growth Years 1 - 5



- **We conservatively expect 5% annual growth each year after Year 1**

- **Based on these projections, we anticipate full repayment with interest by Year 2***

- **Detailed cost breakdown on page 10**

*Calculated based on 8% interest from total funding required and quarterly payments of ~$67,615.

Revenue and Business Model

PROJECTED REVENUE MAKEUP

DAILY BREAKDOWN BELOW | DETAILED FINANCIALS PAGE 10

60%
Cheese Counter/Retail

(year 2 example #s)
$5,000/day
125 guests
$40 average check

Based on average checks observed and people counting at competitor cheese locations

30%
Coffee/Sandwich/Pastry

(year 2 example #s)
$2,500/day
250 guests, 20/hr
$10 average check

Research done at coffee shops on 8th Ave as well as previous experience in cafe management

10%
Catering/Online Orders

(year 2 example #s)
$833.33/day
4 orders
$208 average order

Demand in area based on local polling and talking with people who work in the area.

Financials

Year 1 Monthly Breakdown

Annual Revenue	$2,500,000.00
Monthly Sales	**$208,333.33**
Cost of Goods (cheese)	$72,916.67
Cost of Goods (café)	$15,625.00
COGS Total	*$88,541.67*
Gross Profit (57%)	*$119,791.66*
Expenses	
Insurance	$603.68
Staff Payroll	$41,666.67
Payroll Tax	$5,208.33
Rent	**$25,000.00**
Utilities	$2,500.00
Equipment/Repairs	$1,750.00
General	$1,500.00
Expenses/Supplies	
CC Processing	$4,687.50
Toast/POS/Payroll	$852.50
Paper Goods	$1,000.00
Total Expenses	*$173,310.35*
Net Income 16.8%	**$35,022.98**

Year 2 Monthly Breakdown

Annual Revenue	$3,000,000.00
Monthly Sales	**$250,000.00**
Cost of Goods (cheese)	$87,500.00
Cost of Goods (café)	$18,750.00
COGS Total	*$106,250.00*
Gross Profit (57%)	*$143,750.00*
Expenses	
Insurance	$603.68
Staff Payroll	$50,000.00
Payroll Tax	$6,250.00
Rent	**$25,000.00**
Utilities	$2,500.00
Equipment/Repairs	$1,750.00
General	$1,500.00
Expenses/Supplies	
CC Processing	$5,625.00
Toast/POS/Payroll	$852.50
Paper Goods	$1,000.00
Total Expenses	*$201,331.18*
Net Income 20%	**$48,668.82**

COMPETITION

CHEESE & SPECIALTY SHOPS

NAME	STRENGTHS	WEAKNESSES
Murray's Cheese WEST VILLAGE, GC	Long established brand awareness, multiple locations, wide selection, catering, in house products	Not in the neighborhood, corporate owned, lacking in hospitality and originality
Whole Foods COLUMBUS CIRCLE	Nearby, big brand, large grocery selection, consistency	Pre-cut, lower quality, impersonal/no counter help, hard to find, long lines
Vinter Market 9TH AVE + 46TH ST	Liquor license, central to neighborhood	Low quality, small selection, low knowledge

COFFEE/PASTRY/SANDWICHES

NAME	STRENGTHS	WEAKNESSES
Ground Central 8TH AVE + 52ND ST	Multiple locations, wide selection, lively atmosphere	Mediocre product, limited lunch items,
Panera Bread 8TH AVE + 56TH ST	Big brand, large grocery lunch menu, consistent	Corporate fast food quality, impersonal/no counter help, long wait times
Starbucks 9TH AVE + 52ND ST	Long established brand awareness, multiple locations, efficient	Low quality coffee, impersonal, low

BRANDING EXAMPLES


CHEESE AND SUNDRY
SPITFIRE

CHEESE PAPER


CHEESE AND SUNDRY
SPITFIRE

HOT COFFEE CUPS

BRANDING EXAMPLES


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CHEESE AND SUNDRY
SPITFIRE
CHEESE
SANDWICHES
PROVISIONS
CHARCUTERIE
927
CHEESE AND SUNDRY
COFFEE AND PASTRY

STORE FRONT
(RENDER)

OUTSTANDING BUILDOUT





Floor to be cleaned and sealed this week. Currently awaiting delivery of millwork which includes retail shelving, cafe bar/register to install equipment. Finished: kitchen, electric, plumbing, finishes, audio, security.

THANK YOU

Thank you for your time and consideration. If you have any further questions please don't hesitate to reach out.

Diana & Brandon

diana@spitfirecheese.com
brandon@spitfirecheese.com

